K&L Gates LLP 1 Park Plaza Twelfth Floor Irvine, CA 92614 T +1 949 253 0900 F +1 949 253 0902 klgates.com

October 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Julie Griffith
John Dana Brown

	Re:	ADOMANI, Inc.
Registration Statement on Form S-3
Filed August 16, 2018
File No. 333-226871

Ladies and Gentlemen:

ADOMANI, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated September 6, 2018 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement.

Risk Factors, page 4

1.	We note your disclosure in the company’s Form 8-K filed on August 17, 2018 that the company received notice of non-compliance with the Nasdaq requirements pertaining to the minimum bid price for listed stock pursuant to Nasdaq Listing Rule 5550(a)(2). Please update your disclosure to include a Risk Factor which specifically addresses this risk, in addition to the existing risk factor that discusses the risk of delisting generally.

Company Response: The Company respectfully advises the Staff that it does not intend to offer and sell any securities pursuant to the Registration Statement absent a prospectus supplement with respect to any such offering. As noted in “About this Prospectus” on page 1, each time the Company offers and sells its securities under the Registration Statement, it will provide one or more prospectus supplements that will contain specific information about the terms of the offering. The Company confirms and undertakes to the Staff that the prospectus supplement relating to any offering by the Company under the Registration Statement will include appropriate disclosure regarding the risks applicable to the Company and its securities at such time, including but not limited to any risk of delisting pursuant to any applicable non-compliance notification(s) from Nasdaq or any other securities exchange on which the Company’s securities are then listed.

General

2.	To the extent you intend to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings, please disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6. Please also confirm to us your understanding of the size limitations for offerings made under General Instruction I.B.6.

Company Response: The Company respectfully advises the Staff that it does not intend to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings. Rather, the Company respectfully advises the Staff that it is eligible to register securities on the Registration Statement pursuant to General Instruction I.B.1 to Form S-3 because the aggregate market value of its voting and non-voting common equity held by non-affiliates, computed by using the price at which the Company’s common stock was last sold as of a date within 60 days prior to the date of filing of the Registration Statement with the Commission, exceeded $75 million. On August 13, 2018 (a date within 60 days prior to August 16, 2018), the Company had 72,503,376 shares of common stock outstanding, of which 15,896,715 shares were held by affiliates. In addition, the closing price of the Company’s common stock on The Nasdaq Capital Market on June 20, 2018 (a date within 60 days prior to August 16, 2018) was $1.34 per share. Therefore, the aggregate market value of the Company’s common stock held by non-affiliates on the date the Company filed the Registration Statement with the Commission, calculated pursuant to General Instruction I.B.1 to Form S-3, was $75,852,926. As such, the Company respectfully advises the Staff that it is eligible to use Form S-3 pursuant to General Instruction I.B.1.

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If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or email me at Michael.Hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

K&L Gates LLP

Michael A. Hedge

cc:	James L. Reynolds, ADOMANI, Inc.
Michael K. Menerey, ADOMANI, Inc.
Matthew A. Susson, K&L Gates LLP